October 14, 2005

United States

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn:                    Cecilia D. Blye, Chief

Office of Global Security Risk

Dear Ms. Blye:

Re:	Petro-Canada
40-F for the Fiscal Year Ended December 31, 2004
SEC File No. 001-13922

We are in receipt of your letter to Mr. Ron A. Brenneman, President and Chief Executive Officer of Petro-Canada (“Petro-Canada” or the “Company”) dated September 28, 2005 regarding our Form 40-F for the year ended December 31, 2004 (our “Form 40-F”).  After receipt of your letter on October 5, 2005, we contacted Jack Guggenheim and he granted us an extension to respond to your letter until Friday, October 14, 2005.

A.                                    Comment

For ease of reference, we have copied below your comments on our Form 40-F:

“We note that you state on page 20 of your 40-F that your contacts with Syria include membership in a joint venture that produces approximately 50% of all Syrian oil and natural gas production.  Also on page 20, you state that “In Libya, Petro-Canada is one of the country’s largest producers . .. .”  In light of the fact that Syria and Libya have been identified by the U.S. State Department as state sponsors of terrorism, and that Syria is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and that until September 21, 2004, Libya was subject to economic sanctions administered by OFAC, please describe your contacts with Syria and Libya; the materiality to you of your contacts with Syria and Libya; and your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders.  In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment of, or reporting of interests in, companies that do business with U.S. designated state sponsors of terrorism.”

We would like to respond to your comments as follows.  All page references are to our Form 40-F.

B.                                    Response

1.                                      Petro-Canada’s Contacts with Syria and Libya

Petro-Canada is organized under the laws of Canada and is traded on the NYSE under the symbol PCZ.  As a foreign private issuer, Petro-Canada files reports with the Securities and Exchange Commission (the “SEC” or “Commission”) under the multijurisdictional disclosure system.

Our operations in Libya and Syria have been prominently disclosed in our Form 40-F, as follows:

a.                                       Libya:

Our business in Libya is described on page 20 as follows:

“In Libya, Petro-Canada is one of the country’s largest producers through its 49% interest in Veba Oil Operations (VOO), a joint venture with the National Oil Corporation of Libya (NOC). Most of Libya’s production is high-quality, low-sulphur (sweet) crude oil. As Libya is a member of the OPEC, Libyan production may be constrained by OPEC quotas.

Petro-Canada’s production through the VOO joint venture comes from three concessions that combine the operations of more than 20 fields, and one exploration and production sharing-agreement (EPSA) covering the En Naga North and En Naga West oilfields. Petro-Canada also has equity interests in the Ras Lanuf export terminal and various pipelines, through which the majority of the production is exported. Petro-Canada’s production is currently sold on contract to the NOC.”

b.                                       Syria:

Our business in Syria is described on page 20 as follows:

“In Syria, Petro-Canada’s producing interests are consolidated under production-sharing contracts (PSCs) with Syria Shell Petroleum Development B.V. and the Syrian Petroleum Company. This joint venture, under the name Al Furat Petroleum Company (AFPC), produces about 50% of Syrian production. AFPC produces oil and natural gas from more than 30 fields in three concession areas. Petro-Canada’s working interests range from 33% to 37.5% in each of these fields. AFPC’s near-term goal is to minimize the rate of production decline and maximize recovery from these mature fields. In mid-2003, Petro-Canada, together with Syria Shell Petroleum Development B.V., finalized an agreement with the Syrian government that extended rights to deep and lateral reserves on the existing acreage. The agreement supplements the three existing PSCs. Oil produced by the joint venture is exported via the Syrian Company for Oil Transport pipeline to the coastal Banias terminal. The natural gas production is sold into the Syrian domestic system.

In 2003, Petro-Canada signed a PSC for exploration of Block II with the Syrian government and the Syrian Petroleum Company. Petro-Canada holds a 100% interest as operator of the PSC. The work program includes reprocessing of existing, and acquisition of new, seismic data, and the drilling of two exploration wells. The Block is located in Northeast Syria and is within workable distance of existing infrastructure. In 2004, Petro-Canada undertook an extensive data gathering project on the Block in preparation for shooting both 2D and 3D seismic in 2005.”

c.                                       North Africa/Near East Region – Statistical Information:

Under Canadian disclosure requirements, we classify our operations in Libya and Syria as part of the operations in the North Africa/Near East region.  We are thus not required to provide country-specific disclosure.  We understand that country-specific disclosure is similarly not required of U.S. domestic issuers.  As a matter of fact, Libya and Syria comprise most of the activities in the North Africa/Near East region.

Statistical information for the North Africa/Near East Region is provided in the following tables contained in our Form 40-F:

•                  On page 12, the capital expenditures for the North Africa/Near East region for the fiscal years 2002, 2003 and 2004 are shown on a table captioned: “Capital Expenditures on Property, Plant and Equipment and Exploration.”

•                  On page 21, the average daily production for the North Africa/Near East region for the years ended December 31, 2002, December 31, 2003 and

December 31, 2004 is shown on the table captioned: “Average Daily Production of Crude Oil, Natural Gas Liquids, Bitumen, Synthetic Crude Oil and Natural Gas.”

•                  On page 22, the average quarterly production before royalties for the North Africa/Near East region for the years 2003 and 2004 is shown on the table captioned: “Average Daily Production of Crude Oil, Natural Gas Liquids, Bitumen, Synthetic Crude Oil and Natural Gas Before Royalties by Quarter.”

•                  On page 23, the average quarterly production after royalties for the North Africa/Near East region for the years 2003 and 2004 is shown on the table captioned: “Average Daily Production of Crude Oil, Natural Gas Liquids, Bitumen, Synthetic Crude Oil and Natural Gas After Royalties by Quarter.”

•                  On page 24, the consolidated production for the North Africa/Near East region in 2004 and an outlook for production in 2005 is shown on the table captioned: “Consolidated Production.”

•                  On page 25, the average annual price received for our products in the North Africa/Near East region for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 is shown on the table captioned: “Average Prices for Crude Oil, Natural Gas Liquids, Bitumen, Synthetic Crude Oil and Natural Gas.”

•                  On page 28, quarterly net earnings per boe for the North Africa/Near East region for the years 2003 and 2004 are shown on a table captioned: “North Africa/Near East.”

•                  On page 31, proved reserves at December 31, 2004 and average 2004 daily production at certain fields/facilities in Libya are shown on a table captioned: “Principal Reserves and Production Locations, Before Deduction of Royalties.”

•                  On page 32, proved reserves of crude oil and equivalents and natural gas before royalties for the North Africa/Near East region for the fiscal years 2003 and 2004 are shown on a table captioned: “Proved Reserves Before Royalties.”

•                  On page 33, proved reserves of crude oil and equivalents and natural gas after royalties for the North Africa/Near East region for the fiscal years 2003 and 2004 are shown on a table captioned: “Proved Reserves After Royalties.”

•                  On page 36, the discounted future net cash flow relating to proved oil and gas reserves for the North Africa/Near East region are shown on a table captioned: “Present Value of Estimated Future Net Cash Flows.”

•                  On page 37, productive wells at December 31, 2004 for conventional oil and gas in the North Africa/Near East region are shown on a table captioned: “Productive Wells at December 31, 2004.”

•                  On page 38, the acreage of oil and natural gas rights in the North Africa/Near East region in 2003 and 2004 is shown on a table captioned: “Oil and Gas Rights at December 31.”

•                  On page 39, the dollar value of Petro-Canada’s work commitments in the North Africa/Near East region is shown on a table captioned: “Work Commitments as at December 31, 2004.”

•                  On page 41, the number of exploration and development wells drilled for the North Africa/Near East region in 2002, 2003 and 2004 is shown on a table captioned: “Exploration and Development Wells Drilled.”

2.                                      Materiality of Petro-Canada’s Contacts with Syria and Libya

Petro-Canada does not believe that its operations in Syria and Libya are material to the Company from either a financial or investment perspective.  The relative importance of these operations is evident from information publicly disclosed in our Form 40-F.  As disclosed on page 28 of our Form 40-F, North Africa/Near East unit 2004 netback/net earnings were $2.81/boe or 7% of Petro-Canada’s total upstream net earnings calculated from netbacks.  As disclosed on page 12 of our Form 40-F, North Africa/Near East capital expenditures in 2004 were $186 million or 4% of Petro-Canada’s total capital expenditures in 2004.

3.                                      Contacts with Syria and Libya as Material Investment Risks

Petro-Canada’s unequivocal policy is to comply with all domestic, foreign and international laws and regulations, including without limitation those U.S. laws applicable to its operations in Syria and Libya.

Petro-Canada has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, which is referenced three pages prior to the list of Exhibits in our Form 40-F.  Pursuant to the Code of Ethics, our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller are committed to adhere to and to advocate to the best of their knowledge and ability the following principles (among others):

•                  “Comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations;” and

•                  “Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of this Code or the Petro-Canada Code of Business Conduct.  Such reports shall be made to the Corporation’s audit committee and shall include conduct of a financial or non-financial nature.”

In addition, Petro-Canada has adopted a Code of Business Conduct that is contained on the Company’s website.  The Code of Business Conduct states with respect to compliance with law the following:

“We act at all times in full compliance with both the letter and the spirit of legislative and regulatory requirements of the countries in which we operate. We may not commit or condone an unethical or illegal act nor instruct another employee, contractor or supplier to do so.”

As we believe we are in compliance with all U.S. laws governing our operations in Libya and Syria, we do not view our operations in these two countries as a material investment risk from a qualitative point of view.  For the same reason, we do not believe that our operations in these countries have a material impact on the company’s reputation and share value.

If laws and regulations in the United States or elsewhere were to change in the future and preclude Petro-Canada from conducting operations in Syria and Libya, we believe that cessation of those operations and any associated divestment of the assets in Syria and Libya would not result in a material adverse effect on the Company.  For this reason and in light of the financial and investment information set forth under 2 above, the Company also does not view its operations in Libya and Syria as constituting a material investment risk from a quantitative point of view.

Our Form 40-F contains extensive coverage of risk factors, including those associated with future legal and political changes.  In particular, we state in the section captioned, “Government Regulations,” on page 10 of our Form 40-F:

“Petro-Canada’s operations are regulated by, and could be intervened upon by, a variety of governments around the world. Governments could impact contracting of exploration and production interests, impose specific drilling obligations, and possibly expropriate or cancel contract rights. Governments may also regulate prices of commodities or refined products, or intervene through taxes, royalties and exploration rights.

Petro-Canada tries to mitigate the impact of government regulations by selecting operating environments with stable governments. To date, Petro-Canada has had a cooperative relationship with its regulators and the governments in the countries in which it operates. Most of the contact with regulators occurs through the Company’s management, regulatory affairs personnel in each business unit and a centralized corporate government relations function. Petro-Canada aims to have regular, constructive communication with regulators and governments so issues can be resolved in a mutually acceptable fashion. The Company also has a strong record of regulatory compliance within the jurisdictions in which it operates. Petro-Canada operates in many different jurisdictions and derives revenue from several categories of products. This diversification makes financial performance less sensitive to the action of any single government. Nevertheless, Petro-Canada has limited ability to influence regulations which may have a material adverse effect on the Company.”

In addition, we disclose “Political Risks” on page 10 as follows:

“Petro-Canada operates in a number of countries that have varying political, economic and social systems. As a result, the Company’s operations and related assets are subject to potential risks from actions by governmental authorities or internal unrest. Petro-Canada also operates in OPEC-member countries and production in those countries is constrained by OPEC quotas.

The Company continually evaluates exposure in any one country in the context of total operations. Investment may be limited to avoid excessive exposure in any one country or region. The Company also uses financial products to partially mitigate some political risks.”

C.                                    Acknowledgement

The Company acknowledges its responsibility for the adequacy and accuracy of disclosures in its filings with the SEC.  The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its SEC filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above appropriately responds to the items contained in your letter of September 28, 2005.  If you have any questions, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Hugh L. Hooker

Hugh L. Hooker

HLH/hl

cc	Jack Guggenheim
Ron A. Brenneman
E.F.H. Roberts